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                           December 7, 2022

       Phillip Bosua
       Chief Executive Officer
       KNOW LABS, INC.
       500 Union Street, Suite 810
       Seattle, Washington 98101

                                                        Re: KNOW LABS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed December 2,
2022
                                                            File No. 333-268655

       Dear Phillip Bosua:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jessica M. Lockett